As filed with the Securities and Exchange Commission on September 17, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD/A

 SPECIALIZED DISCLOSURE REPORT

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
(Exact name of the registrant as specified in its charter)

Federative Republic of Brazil	001-15106
(State or other jurisdiction of incorporation)	(Commission file number)

Avenida Henrique Valadares, 28 – 19th floor Rio de Janeiro, RJ, Brazil	20231-030
(Address of principle executive offices)	(Zip code)
Fernando Sabbi Melgarejo Chief Financial Officer and Chief Investor Relations Officer +55 21 3224-4477—dfinri@petrobras.com.br
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 2.01 – Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer